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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                            ASTEA INTERNATIONAL INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                                  COMMON STOCK
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   04622E 10 9
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                Zack B. Bergreen
                            Astea International Inc.
                               240 Gibraltar Road
                                Horsham, PA 19044
                                 (215) 682-2500


--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                               September 24, 2008
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_| Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
 -------------------------------------------------------------------------------

CUSIP No.   04622E 10 9
            ------------

1 NAMES OF REPORTING PERSONS I.R.S. Identification No(s). of above person(s) (entities only)

       Zack B. Bergreen
--------------------------------------------------------------------------------

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)


       (a)   |_|
       (b)   |X|
--------------------------------------------------------------------------------

3 SEC USE ONLY

--------------------------------------------------------------------------------

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)  PF

--------------------------------------------------------------------------------

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
  2(d) OR 2(e)

--------------------------------------------------------------------------------

6 CITIZENSHIP OR PLACE OF ORGANIZATION

  United States
-------------------------------------------------------------------------------
             7

                         1,480,650 shares (1)
             -------------------------------------------------------------------
NUMBER OF
SHARES        8        SHARED VOTING POWER
BENEFICIALLY
OWNED BY                           0 shares
             -------------------------------------------------------------------

EACH          9        SOLE DISPOSITIVE POWER
REPORTING
PERSON                   1,480,650 shares(1)
             -------------------------------------------------------------------

WITH:         10       SHARED DISPOSITIVE POWER

                                   0 shares
--------------------------------------------------------------------------------

11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
   PERSON

             1,480,650 shares (1)
 -------------------------------------------------------------------------------

12 CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

--------------------------------------------------------------------------------

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

             38%(1)
--------------------------------------------------------------------------------

14  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

             IN

(1) As described in Item 5 below, includes the following shares of Common Stock held by the Reporting Person: (i) 330,578 shares of Common Stock that are issuable within sixty days upon conversion of 330,578 shares of Series A Convertible Preferred Stock (the "Series A Preferred"); and (ii) 11,250 shares of Common Stock that are issuable upon the exercise of employee stock options.

CUSIP No. 04622E 10
--------------------------------------------------------------------------------

Item 1. Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock, par value $0.01 per share (the "Common Stock"), of Astea International Inc., a Delaware corporation (the "Company"). The principal executive offices of the Company are located at 240 Gibraltar Road, Horsham, Pennsylvania 19044.

Item 2. Identity and Background

(a) This Schedule 13D is filed by Zack B. Bergreen (the "Reporting Person"). The Reporting Person expressly disclaims status as part of a "group" for purposes of this Schedule 13D.

(b) Mr. Bergreen's principal address is 240 Gibraltar Road, Horsham, Pennsylvania 19044.

(c) Mr. Bergreen's principal occupation is as Chairman and Chief Executive Officer of Astea International Inc.

(d) During the last five years, Mr. Bergreen has not been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, Mr. Bergreen has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in his being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Bergreen is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

Pursuant to the Stock Purchase Agreement (the "Purchase Agreement") between the Company and the Reporting Person, dated September 24, 2008, the Reporting Person purchased 826,446 shares of Series A Convertible Preferred Stock (the "Series A Preferred"). The aggregate purchase price of the Series A Preferred was $3,000,000 and all funds used to purchase the Series A Preferred pursuant to the Purchase Agreement came directly from the personal funds of the Reporting Person.

Item 4. Purpose of Transaction

The Reporting Person acquired the Series A Preferred for investment purposes.

The Purchase

Pursuant to the Purchase Agreement, on September 24, 2008, the Reporting Person purchased 826,446 shares of Series A Preferred. Each share of Series A Preferred is initially convertible into Common Stock on a one-to-one basis into shares of Common Stock. The conversion price of the Series A Preferred is subject to adjustment, as described below. Additionally, the limitations on the ability of the Reporting Person to convert the Series A Preferred are described below.

Conversion and Redemption

Pursuant to the terms of the Certificate of Designation of the Series A Preferred (the "Certificate of Designation"), the Series A Preferred is convertible into shares of Common Stock on a one-to-one ratio, subject to customary anti-dilution provisions. The Series A Preferred will pay a quarterly dividend, which will accrue at an annual rate of 6% of the purchase price, subject to certain rate adjustments. The Reporting Person may convert up to 40% of the Series A Preferred during the first six months following September 24, 2008, and, thereafter, may convert up to 100% of his Series A Preferred at any time. The Company has the right to redeem up to 60% of the Series A Preferred at its option during the first six months following September 24, 2008, at a price equal to 110% of the purchase price plus all accrued and unpaid dividends. Such conversion and redemption rights during the initial six-month period following September 24, 2008 are not applicable in the event certain change of control events occur. Commencing on September 24, 2010, the Company may cause all Series A Preferred then outstanding to convert into Common Stock if the closing price of the Common Stock, as reported on the principal exchange on which the Common Stock is traded, exceeds 300% of the then current conversion price for 30 consecutive trading days. Commencing on September 24, 2012, the Company may redeem all Series A Preferred then outstanding at a price equal to the greater of (i) 130% of the purchase price plus all accrued and unpaid dividends and (ii) the fair market value of such number of shares of Common Stock which the holder of the Series A Preferred would be entitled to receive had the redeemed Series A Preferred Stock been converted immediately prior to the redemption.

CUSIP No. 04622E 10
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Piggyback Registration Right

The Company granted the Reporting Person piggyback registration rights, which would allow him to include shares of Common Stock underlying the Series A Preferred in future registration statements filed by the Company.

Dividends

The Series A Preferred Stock will accrue cumulative dividends at a rate of 6% per annuum.

Liquidation Preference

Upon any liquidation, dissolution or winding-up of the Issuer, or upon a deemed liquidation event, including a change in control, merger or sale of all or substantially all of the Company's assets, the holders of the Series A Preferred shall be entitled to receive out of the assets of the Company, before any distribution or payment shall be made to the holders of any junior securities, for each share of Series A Preferred the greater of (i) an amount equal to the purchase price plus any unpaid and accrued dividends on the Series A Preferred, or (ii) if such shares of Series A Preferred are then convertible into Common Stock, such amount for each such share as would have been payable had the shares of Series A Preferred been converted immediately prior to such liquidation.

Plans or Proposals

Other than as described above in this Item 4, the Reporting Person does not have any plan or proposal relating to or that would result in:

(a) The acquisition by any person of additional securities of the Company or the disposition of securities of the Company;

(b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries;

(c) A sale or transfer of a material amount of assets of the Company or any of its subsidiaries;

(d) Any change in the present board of directors or management of the Company, including any plans or proposals to change the number or terms of directors or to fill any existing vacancies on the board;

(e) Any material change in the present capitalization or dividend policy of the Company;

(f) Any other material change in the Company's business or corporate structure;

(g) Any changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person;

(h) A class of securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i) A class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j) any action similar to those enumerated above.

The foregoing description of the Purchase Agreement and the Series A Preferred, as well as the descriptions of such matters throughout this Schedule 13D, are qualified in their entirety by reference to the copy of the Purchase Agreement, and the Certificate of Designation, each of which is filed as an exhibit hereto and is incorporated herein by reference.

Item 5. Interest in Securities of the Issuer

a. Until March 23, 2009, the Reporting Person may be deemed to beneficially own an aggregate of 1,480,650 shares of Common Stock, or approximately 38% of the Common Stock outstanding as of August 6, 2008, as reported in the Company's Report on Form 10-Q for the quarter ended June 30, 2008 filed with the Securities and Exchange Commission on August 14, 2008, of which 330,578 shares of Common Stock are issuable upon the conversion of 330,578 shares of the Series A Preferred and 11,250 shares of Common Stock are issuable upon the exercise of employee stock options.

b. The Reporting Person has sole power to vote or to direct the vote, and sole power to dispose or to direct the disposition of, 1,480,650 shares of the Company's Common Stock, of which 330,578 shares of Common Stock are issuable upon the conversion of 330,578 shares of the Series A Preferred, 11,250 shares of Common Stock are issuable upon the conversion of employee stock

CUSIP No. 04622E 10
--------------------------------------------------------------------------------

options and 55,803 shares of Common Stock are owned by ANKA Family Limited Partnership, for which the Reporting Person acts as general partner.

c. On October 3, 2008, 241,658 shares of Common Stock were transferred to the Reporting Person from a grantor retained annuity trust of which the Reporting Person was sole trustee (the "GRAT") and 8,342 shares of Common Stock were transferred from the GRAT to irrevocable trusts with independent trustees for the benefit of the Reporting Person's adult children. Other than the transactions described above, no transactions in the Common Stock of the Company have been effected by the Reporting Person during the past 60 days.

d. To the knowledge of the Reporting Person, other than as described herein, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this
Schedule 13D.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information provided or incorporated by reference in Item 3 and Item 4 is hereby incorporated by reference. Other than as described in this Schedule 13D, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Company.

Item 7. Material to Be Filed as Exhibits

A. Stock Purchase Agreement (Incorporated by reference to Form 8-K filed with the Commission on September 26, 2008)

B. Certificate Of Designation of Series A Convertible Preferred Stock (Incorporated by reference to Form 8-K filed with the Commission on September 26, 2008)

CUSIP No. 04622E 10
--------------------------------------------------------------------------------

                                   SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                October 3, 2008

                                                /s/ Zack B. Bergreen
                                                -------------------------------
                                                Zack B. Bergreen




The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

            Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)